FINANCIAL INVESTORS TRUST

1290 Broadway, Suite 1100

Denver, CO 80203

December 15, 2010

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust, File No. 811-08194

Investment Company Act of 1940 – Rule 17g-1(g)
Bonding of Officers and Employees

To whom it may concern:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, enclosed herewith please find the following documents:

1.	A copy of the single insured financial institution bond (the “Bond”) in favor of Financial Investors Trust (the “Trust”); and

2.

A copy of the resolutions adopted by the members of the Board of Trustees of the Trust (including a majority of Trustees who are not “interested persons” of the Funds as defined in the 1940 Act) approving the form, amount, type, and coverage of the Bond.

The term of the Bond is October 1, 2010 through October 1, 2011, and the premium for the Bond has been paid through October 1, 2011.

Please call me at (303) 623-2577 if you have any questions.

Sincerely,

/s/ JoEllen L. Legg
JoEllen L. Legg
Secretary

Enclosures

•	Financial Investors Trust - FI Bond 14 - Dec & Body

•	Financial Investors Trust - FI Bond 14 - #1 Amend Fidelity Wording from And to Or Rider

•	MANUSCRIPT RIDER

•	Financial Investors Trust - FI Bond 14 - #2 Amend Discovery Knowledge - Knowledge by VP or Higher Rider

•	MANUSCRIPT RIDER

•	Financial Investors Trust - FI Bond 14 - #3 Amend Notice Proof extended to 90 Days

•	MANUSCRIPT RIDER

•	Financial Investors Trust - FI Bond 14 - #4 Amend Exclusion J from Allgd to Adj Rider

•	Financial Investors Trust - FI Bond 14 - #5 Amend Def of Employee extd to include invest advisor Rider

•	MANUSCRIPT RIDER

•	Financial Investors Trust - FI Bond 14 - #6 Computer Systems Fraud Rider

•	Financial Investors Trust - FI Bond 14 - #7 Voice Initiated Transfer Rider

•	MANUSCRIPT RIDER – VOICE INITIATED FUNDS TRANSFER

•	Financial Investors Trust - FI Bond 14 - #8 Telefacsimile Transfer Fraud Rider

•	Financial Investors Trust - FI Bond 14 - #9 Uncollectible Items of Deposit Rider

•	Financial Investors Trust - FI Bond 14 - #10 Audit Expense Rider

•	Financial Investors Trust - FI Bond 14 - #11 - Include New Named Insured Rider

•	MANUSCRIPT RIDER

•	Financial Investors Trust FI Bond 14 - #12 Amending Representations of Insd to Int Misrespt Rider

•	MANUSCRIPT RIDER

•	Financial Investors Trust - FI Bond 14 - #13 Amend Cancellation Provision SR5971A

•	Financial Investors Trust - FI Bond 14 - Include Volunteers Workers as Employees Endorsement

FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to October, 1987

Bond No. MLN747902/01/2010

Axis Insurance Company

(Herein called Underwriter)

DECLARATIONS Item 1. Name of Insured (herein called Insured): Financial Investors Trust American Freedom US Government Market Fund, Class I and Class II Listed Private Equity Fund, Class A, I & R Activa Value Fund, Classes A & I

Principal Address: 1290 Broadway, Suite 1100 Denver, CO 80203

Item 2. Bond Period: from 12:01 a.m. on standard time.	(MONTH, DAY, YEAR) October 1, 2010	to 12:01 a.m. on	(MONTH, DAY, YEAR) October 1, 2011

Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be Not Applicable

Item 4. Subject to Sections 4 and 11 hereof,

the Single Loss Limit of Liability is $ 1,250,000

and the Single Loss Deductible is $ 10,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert “Not Covered.”)

Amount applicable to: Single Loss Single Loss

Limit of Liability Deductible Insuring Agreement (A) – FIDELITY $ 1,250,000 $ 10,000 Insuring Agreement (B) – ON PREMISES $ 1,250,000 $ 10,000 Insuring Agreement (C) – IN TRANSIT $ 1,250,000 $ 10,000 Insuring Agreement (D)—FORGERY OR ALTERATION $ 1,250,000 $ 10,000 Insuring Agreement (E)—SECURITIES $ 1,250,000 $ 10,000 Insuring Agreement (F) – COUNTERFEIT CURRENCY $ 1,250,000 $ 10,000

Optional Insuring Agreements and Coverages: Computer Systems Coverage Voice Initiated Transfer Telefacsimile Transfer Fund Uncollectible Items of Deposit Audit Expense	$ 1,250,000 $ 1,250,000 $ 1,250,000 $ 100,000 $ 100,000	$ 10,000 $ 10,000 $ 10,000 $ 10,000 $ 10,000 $ 10,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring

Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: -Amend Discovery / Knowledge to knowledge of a VP and higher (manuscript, as expiring);

•	Amend Discovery / Knowledge to knowledge of a VP and higher(manuscript, as expiring)

•	Amend Notice / Proof provision to 90 days (manuscript, as expiring);

•	Amend Exclusion J – Alleged to Adjudicated (manuscript, as expiring);

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•	Amend Definition of Employee to extend to an investment advisor (manuscript, as expiring);

•	Computer Systems Fraud (SR6196, as expiring);

Voice Initiated Transfer Fraud (manuscript, as expiring);

Telefacsimile Transfer Fraud (SR7000, as expiring);

•	Uncollectible Items of Deposit Rider (manuscript, as expiring);

•	Audit Expense Rider (manuscript, as expiring);

Named Insured Rider;

•	Financial Investors Trust

•	ALPS/Red Rocks Listed Private Equity Fund

•	ALPS/GNI Long-Short Fund

•	ALPS/Kotak India Growth Fund

•	ALPS/WMC Value Intersection Fund

•	Vulcan Value Partners Fund

•	Vulcan Value Partners Small Cap Fund

•	Clough China Fund

•

Jefferies Asset Management Commodity Strategy Allocation Fund -River Front Moderate Growth and Income Fund, Effective 7/30/10 - River Front Long-Term Growth and Income Fund, Effective 7/30/10 -River Front Moderate Growth Fund, Effective 7/30/10 -River Front Long Term Growth Fund, Effective 9/27/10

•	Amend Representation of Insured to “intentional” (manuscript, new)

Amend Cancellation provision (SR5971A, new)

•	Amend definition of employee to include Volunteers (SE0015 0300, new)

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) N/A such termination or cancelation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused the facsimile signatures of its President and secretary to be affixed hereto, and has caused this policy to be signed on the Declarations Page by an authorized representative of the Company.

AXIS Insurance Company

/S/ PAUL MA

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The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)

to cause the Insured to sustain such loss; and

(b)

to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B) (1) Loss of Property resulting directly from

(a)

robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)

theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

while the Property is lodged or deposited within offices or premises located anywhere.

(2) Loss of or damage to

(a)

furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b)

such office resulting from larceny or theft in, or byburglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.

provided that

(i)

the Insured is the owner of such furnishings,fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii)

the loss is not caused by fire. IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a)

a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)

a Transportation Company and being transported in an armored motor vehicle, or

(c)

a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Propertytransported in such manner is limited to the following:

(i)

records, whether recorded in writing or electronically, and

(ii)

Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and

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(iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Companyand ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D) Loss resulting directly from

(1)

Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

(2)

transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution. A mechanically reproduced facsimile signature is treated the same as a handwritten signature. SECURITIES

(E)

Loss resulting directly from the insured having, in good faith, for its own account or for the account of others

(1)

acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

(a)

Certificated Security,

(b)

deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)

Evidence of Debt,

(d)

Instruction to a Federal Reserve Bank of the United States, or

(e)

Statement of Uncertificated Security of any Federal

Reserve Bank of the United States which

(i)

bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii)

is altered, or

(iii) is lost or stolen;

(2)

guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.

(3)

acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of anyother country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR

PURCHASE OF ASSETS—NOTICE

B. If the Insured shall, while this bond is in force, establish anyadditional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a)

has occurred or will occur in offices or premises, or

(b)

has been caused or will be caused by an employee or employees of such institution, or

(c)

has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i)

give the Underwriter written notice of the proposedconsolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii)

obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

Page 4 of 8 TSB 5062b

(iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL—NOTICE

C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discoverymade by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO

DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, anyjudgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered bythis bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS Section 1. As used in this bond:

(a)

Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b)

Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c)

Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)

represented by an instrument issued in bearer or registered form;

(2)

of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)

either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d)

Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e) Employee means

(1)

a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2)

an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3)

a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

(4)

an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5)

each natural person, partnership or corporation authorized bythe Insured to perform services as data processor of checks orother accounting records of the Insured (not includingpreparation or modification of computer software or programs), herein called Processor. (Each such Processor, and thepartners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the

TSB 5062b Page 5 of 8

purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

(6) a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f)

Evidence of Debt means an instrument, including a NegotiableInstrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(g)

Financial Interest in the Insured of the Insured’s general partner(s), or limited partner

(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a)

the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b)

the value of all other Money, securities and propertybelonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as setoff against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b)preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the FinancialInterest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners the value of such limited partner’s(’) investment in the Insured.

(h)

Forgery means the signing of the name of another person ororganization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

(i)

Guarantee means a written undertaking obligating the signer to paythe debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j)

Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k)

Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l)

Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m)

Negotiable Instrument means any writing

(1)

signed by the maker or drawer; and

(2)

containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)

is payable on demand or at a definite time; and

(4)

is payable to order or bearer.

(n)

Partner means a natural person who

(1)

is a general partner of the Insured, or

(2)

is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

(o)

Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

(p)

Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(1)

a description of the Issue of which the Uncertificated Securityis a part;

(2)

the number of shares or units:

(a)

transferred to the registered owner;

(b)

pledged by the registered owner to the registered pledgee;

(c)

released from pledge by the registered pledgee;

(d)

registered in the name of the registered owner on the date of the statement; or

(e)

subject to pledge on the date of the statement;

(3)

the name and address of the registered owner and registered pledgee;

(4)

a notation of any liens and restrictions of the issuer and anyadverse claims to which the Uncertificated Security is or maybe subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)

the date:

(a)

the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b)

the pledge of the registered pledgee was registered, or

(c)

of the statement, if it is a periodic or annual statement.

(q)

Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r)

Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)

not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)

of a type commonly dealt in on securities exchanges or markets; and

Page 6 of 8 TSB 5062b

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a)

loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b)

loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c)

loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d)

loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent bodyby whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e)

loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E); (f) loss resulting from any violation by the Insured or by any Employee (1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)

of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g)

loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h)

loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainabledisappearance or destruction of or damage to Property;

(i)

loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j)

damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k)

loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

(1)

in obtaining credit or funds, or

(2)

in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3)

in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m)

loss through the surrender of Property away from an office of the Insured as a result of a threat (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)

to do damage to the premises or property of the Insured, except when covered under

Insuring Agreement (A);

(n)

loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physicallyreceived by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o)

loss involving items of deposit which are not finally paid for anyreason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p)

loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q)

loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while

(1)

in the mail, or

(2)

in the custody of any Transportation Company, unless covered under Insuring Agreement (C),except when covered under Insuring Agreement (A);

(s)

potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t)

damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u)

all fees, costs and expenses incurred by the Insured

(1)

in establishing the existence of or amount of loss covered under this bond, or

(2)

as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v)

indirect or consequential loss of any nature;

(w)

loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x)

loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management,investment banking broker, agent or other representative of the same general character;

(y)

loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z)

loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of anyinvestments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or anyEmployee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third partyunder circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

TSB 5062b Page 7 of 8

(a)

The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)

The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated byany recovery made and applied in accordance with subsections (a), (b) and

(c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liabilityshown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from

(a)

any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b)

any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c)

all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)

any one casualty or event not specified in (a), (b) or (c) preceding. NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER Section 5.

(a)

At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)

Within 6 months after such discovery, the Insured shall furnish to the Underwriter

Page of 19 of 40

proof of loss, duly sworn to, with full particulars.

(c)

Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)

Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)

If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)

This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books,

Page of 20 of 40

blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

ASSIGNMENT—SUBROGATION—RECOVERY—COOPERATION

Section 7.

(a)

In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)

In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against anyperson or entity to the extent of such payment.

(c)

Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of theInsured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)

Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

(1)

submit to examination by the Underwriter and subscribe to the same under oath; and

(2)

produce for the Underwriter’s examination all pertinentrecords; and

(3)

cooperate with the Underwriter in all matters pertaining to the loss.

(e)

The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under anyother bonds or policies issued by the Underwriter to the Insured or to anypredecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time anysuch loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policynotwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or byone other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

Page 8 of 8 TSB 5062b OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the

Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of anyof the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b)immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor—(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

TSB 5062b Page 9 of 8

Effective date of this rider: 12:01 a.m. on October 1, 2010

To be attached to and form part of Bond Number: MLN747902/01/2010

Issued to: Financial Investors Trust, American Freedom US Government Market Fund, Class I and II, Listed Private Equity Fund, Class A, I & R, Activa Value Fund, Classes A & I

By: Axis Insurance Company

MANUSCRIPT RIDER

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

In consideration of the premium charged, it is agreed that INSURING AGREEMETNS (A) FIDELITY is deleted and replaced in its entirety as follows:

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be omitted by the Employee with the manifest intent:

to cause the Insured to sustain such loss; or

(b)

to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee.

The term “Loans” as used in this Insuring Agreement shall be deemed to mean all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The term “Trading” as used in this Insuring Agreement shall be deemed to mean trading or other dealing in securities, commodities, futures, options, swaps, foreign or Federal Funds, currencies, foreign exchange and the like.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

All other provisions remain unchanged.

/S/ PAUL MA

Authorized Representative October 21, 2010

Date

Page 1 of 1 Effective date of this rider: 12:01 a.m. on October 1, 2010

To be attached to and form part of Bond Number: MLN747902/01/2010

Issued to: Financial Investors Trust, American Freedom US Government Market Fund, Class I and II, Listed Private Equity Fund, Class A, I & R, Activa Value Fund, Classes A & I

By: Axis Insurance Company

MANUSCRIPT RIDER

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

In consideration of the premium charged, it is agreed that:

1. Conditions and Limitations, Section 3. Discovery is deleted and amended to read in its entirety as follows:

DISCOVERY

Section 3. This bond applies to loss discovered by a vice president or the risk management department during the Bond Period. Discovery occurs when a vice president or the risk management department first become aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when a vice president or the risk management department receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

2. Section 5, NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER is amended by deleting subsection (a) and replacing it with the following:

(a) At the earliest practicable moment, not to exceed 60 days, after discovery of loss by the risk management department and/or vice president shall give the underwriter notice thereof.

1.	General Agreement F-NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST THE INSURED-ELECTION TO DEFEND – is hereby amended by deleting the first paragraph and replacing it with the following:

2.

The risk management department and/or vice president shall notify the Underwriter at the earliest practicable moment, not exceed 60 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

1.	General Agreement E- JOINT INSUREDS is amended by deleting the following sentence:

“Knowledge possessed or discovery by any Insured shall constitute knowledge or discovery by all Insureds for the purposes of this Bond”.

And replacing it with:

“Knowledge possessed or discovery by the risk management department and/or vice president shall constitute knowledge or discovery by the Chief Financial Officer or General Counsel for the purposes of this Bond”.

Includes copyright material of The Surety Association of America Page 1 of 2

5. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

/S/ PAUL MA

All other provisions remain unchanged.

Authorized Representative October 21, 2010

Date

Includes copyright material of The Surety Association of America Page 2 of 2

Effective date of this rider: 12:01 a.m. on October 1, 2010

To be attached to and form part of Bond Number: MLN747902/01/2010

Issued to: Financial Investors Trust, American Freedom US Government Market Fund, Class I and II, Listed Private Equity Fund, Class A, I & R, Activa Value Fund, Classes A & I

By: Axis Insurance Company

MANUSCRIPT RIDER THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

In consideration of the premium charged, it is agreed that:

1. Conditions and Limitations, Section 5. (a) NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER, is deleted and amended to read in its entirety as follows:

(a) At the earliest practicable moment, not to exceed 90 days, after discovery of loss, the Insured shall give Underwriter notice thereof.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements on the attached bond other than as stated above.

All other provisions remain unchanged.

Authorized Representative October 21, 2010

Date

Includes copyright material of The Surety Association of America Page 1 of 1

Rider No. 4

Effective date of this rider: 12:01 a.m. on October 1, 2010 To be attached to and form part of Bond Number: MLN747902/01/2010 Issued to: Financial Investors Trust, American Freedom US Government Market Fund, Class I and II,

Listed Private Equity Fund, Class A, I & R, Activa Value Fund, Classes A & I By: Axis Insurance Company

AMEND EXCLUSION (j)

It is agreed that:

1.	Exclusion (j) is hereby amended by deleting the word “alleged” and replacing it with the word “adjudicated.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

All other remains unchanged.

/S/ PAUL MA

Authorized Representative

October 21, 2010              Date

Effective date of this rider: 12:01 a.m. on October 1, 2010

To be attached to and form part of Bond Number: MLN747902/01/2010

Issued to: Financial Investors Trust, American Freedom US Government Market Fund, Class I and II, Listed Private Equity Fund, Class A, I & R, Activa Value Fund, Classes A & I

By: Axis Insurance Company

MANUSCRIPT RIDER THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

In consideration of the premium charged, it is agreed that:

1. Definition (e) Employee, is deleted in its entirety and amended to read as follows:

(e) Employee means:

(1)

each officer, director, trustee, partner or employee of the Insured, and

(2)

each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3)

each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4)

each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

(5)

each officer, director, trustee, partner or employee of

an investment adviser,

an underwriter (distributor),

(c)

a transfer agent or shareholder accounting record keeper, or

(d)

an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, but only while

(i)

such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or

(ii)

such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured;

provided, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting record keeper or administrator

(i)

which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or

(ii)

which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6)

each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7)

each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)

each officer, partner or employee of any Depository or Exchange,

any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and any recognized service company which provides clerks or other personnel to any Depository or

Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9) in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).”

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements on the attached bond other than as stated above.

/S/ PAUL MA

All other provisions remain unchanged.

Authorized Representative October 21, 2010

Date

RIDER 6

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. MLN747902/01/2010

in favor of Financial Investors Trust, American Freedom US Government Market Fund, Class I and Class II, Listed Private Equity Fund, Class A, I & R, Activa Value Fund, Classes A & I.

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD Loss resulting directly from a fraudulent

(1)

entry of Electronic Data or Computer Program into, or

(2)

change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

(i)

Property to be transferred, paid or delivered,

(ii)

an account of the Insured, or of its customer to be added, deleted, debited or credited, or

(iii) an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry of change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2. In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A)

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B)

Computer System means

(1)

computers with related peripheral components, including storage components wherever located,

(2)

systems and applications software,

(3)

terminal devices, and

(4)

related communications networks by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C)

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

Accepted:

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15 AND 25

ADOPTED DECEMBER, 1993

SR 6196

EXCLUSIONS

(A)

loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract:

(B)

loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C)

loss resulting directly or indirectly from

(1)

mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2)

failure or breakdown of electronic data processing media, or

(3)

error omission in programming or processing;

(D)

loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism;

(E)

loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Liability.

1.	The exclusion below, found in financial institution bonds forms 14, and 25,

does not apply to the Computer Systems Fraud Insuring Agreement.

2.	“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);”

1.	This rider shall become effective as of 12:01 a.m. on October 1, 2010.

Effective date of this rider: 12:01 a.m. on October 1, 2010

To be attached to and form part of Bond Number: MLN747902/01/2010

Issued to: Financial Investors Trust, American Freedom US Government Market Fund, Class I and II, Listed Private Equity Fund, Class A, I & R, Activa Value Fund, Classes A & I

By: Axis Insurance Company

MANUSCRIPT RIDER – VOICE INITIATED FUNDS TRANSFER

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

In consideration of the premium charged, it is agreed that:

1.	The attached bond is amended by adding an additional insuring Agreement as follows:

2.

Loss resulting directly from the Insured having transferred any funds on the faith of any voice initiated funds transfer instructions directed to the Insured authorizing the transfer to funds in a customer’s account to other financial institutions for credit to persons designated by the customer, and which instructions were made over the telephone to those employees of the Insured specifically authorized to receive said instructions at the Insured’s office, and fraudulently purport to have been made by a person authorized and appointed by a customer to request by telephone the transfer of such funds, but which instructions were not made by said customer, or by any officer, director, partner, or employee of said customer, or were fraudulently made by an officer, director, partner, or employee of said customer whose duty, responsibility or authority did not permit him to make, initiate, authorize, validate, or authenticate customer voice initiated transfer instruction, which fraudulent acts were committed by said person who intended to cause the Insured, or the customer, to sustain such loss and to obtain personal financial benefit for such person or another person or entity. Proof of loss filed as a direct result of claims arising from voice instructions or advices covered under this Insuring Agreement must include electronic recordings of such voice instructions or advices. Electronic recording must also include call back verification of such voice instruction. Special Definition “Customer” as used in this Insuring Agreement means any corporate, partnership or trust customer or similar business entity which has a written agreement with the Insured for customer voice initiated funds transfers.

1.	The Underwriter’s total liability under this rider shall be limited to $1,250,000 and is subject to a deductible of $10,000.

All other provisions remain unchanged.

/S/ PAUL MA

Authorized Representative October 21, 2010

Date

RIDER 8

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. MLN747902/01/2010 in favor of Financial Investors Trust, American Freedom US Government Market Fund, Class I and Class II, Listed Private Equity Fund, Class A, I & R, Activa Value Fund, Classes A & I

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Clause as follows:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds or securities through a Computer System covered under the terms of the Computer System Fraud Insuring Clause in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

(1)

purports and reasonably appears to have originated from

(a)

a Customer of the Insured,

(b)

another financial institution, or

(c)

another office of the Insured but, in fact, was not originated by the Customer or entity whose identification it bears and

(2)

contains a valid test code which proves to have been used by a person who was not authorized to make use of it and,

(3)

contains the name of a person authorized to initiate such transfer; and

provided that, if the transfer was in excess of $1,250,000, instruction was verified by a call-back according to a prearranged procedure.

In this Insuring Clause, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism, and Funds means money on deposit in an account.

TELEFACSIMILE TRANSFER FRAUD INSURING CLAUSE FOR USE WITH CREDIT UNION BLANKET BOND ADOPTED DECEMBER, 1993.

SR 7000 Page 1 of 2

4. This rider shall become effective as of 12:01 a.m. on October 1, 2010.

Accepted:

Page 2 of 2 SR 7000

Effective date of this rider: 12:01 a.m. on October 1, 2010 To be attached to and form part of Bond Number: MLN747902/01/2010 Issued to: Financial Investors Trust, American Freedom US Government Market Fund, Class I and II,

Listed Private Equity Fund, Class A, I & R, Activa Value Fund, Classes A & I By: Axis Insurance Company

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

It is agreed that:

1. An additional Insuring Agreement is added as follows:

(J)

Loss resulting directly from the Insured having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

redemptions or withdrawals to be permitted,

shares to be issued, or

dividends to be paid,

from an account of an Investment Company.

In order for coverage to apply under this Insuring Agreement, the Insured must hold Items of Deposit for the minimum number of days stated in the application before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit. Items of Deposit shall not be deemed uncollectible until the Insured’s standard collection procedures have failed.

2. The following paragraph is substituted for Section 2 (o):

(o) loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A) or (J);

1.	The Underwriter’s total liability under this rider shall be limited to $100,000 and is subject to a deductible of $10,000.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements or the attached policy other than as above stated.

Page 1 of 2 Printed in USA

All other provisions remain unchanged.

/S/ PAUL MA

Authorized Representative October 21, 2010

Date

Page 2 of 2 Printed in USA

Effective date of this rider: 12:01 a.m. on October 1, 2010

To be attached to and form part of Bond Number: MLN747902/01/2010

Issued to: Financial Investors Trust, American Freedom US Government Market Fund, Class I and II, Listed Private Equity Fund, Class A, I & R, Activa Value Fund, Classes A & I

By: Axis Insurance Company

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

It is agreed that:

1. An additional paragraph, as follows, is inserted as the fifth paragraph of the Fidelity Insuring Agreement.

Audit Expense Coverage: $100,000 (for coverage, an amount must be inserted)

This Insuring Agreement shall be subject to a Deductible of $10,000

Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any. Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite “Audit Expense Coverage”; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations.

2. The following paragraph is substituted for Section 2 (d):

(d) loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, expect when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

3. The following paragraph is substituted for Section 2 (u);

(u) all fees, costs and expenses incurred by the Insured

(1)

in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense, or

(2)

as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

4. The following is added as the final paragraph of Section 5;

If the Insured is an institution under the supervision of the Office of Thrift Supervision, it is understood and agreed that in case of any loss hereunder discovered either by the Insured or by the Federal Home Loan Bank of which the Insured is a member, the said Federal Home Loan Bank is empowered

Page 1 of 2 Printed in USA

to give notice of the loss to the Underwriter within the period limited therefor.

5. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements or the attached policy other than as above stated.

/S/ PAUL MA

All other provisions remain unchanged.

Authorized Representative October 21, 2010

Date

Page 2 of 2 Printed in USA

Effective date of this rider: 12:01 a.m. on October 1, 2010 To be attached to and form part of Bond Number: MLN747902/01/2009 Issued to: Financial Investors Trust, American Freedom US Government Market Fund, Class I and II,

Listed Private Equity Fund, Class A, I & R, Activa Value Fund, Classes A & I By: Axis Insurance Company

MANUSCRIPT RIDER

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

In consideration of the premium charged, it is agreed that:

1. Item 1 of the Declarations page, Name of Insured (herein called Insured), is amended to include the following:

Financial Investors Trust ALPS/Red Rocks Listed Private Equity Fund ALPS/GNI Long-

Short Fund ALPS/Kotak India Growth Fund ALPS/WMC Value Intersection Fund Vulcan Value Partners Fund Vulcan Value Partners Small Cap Fund Clough China Fund Jefferies Asset Management Commodity Strategy Allocation Fund River Front Moderate Growth and Income Fund, Effective 7/30/10 River Front Long-Term Growth and Income Fund, Effective 7/30/10 River Front Moderate Growth Fund, Effective 7/30/10

River Front Long Term Growth Fund, Effective 9/27/10 And any subsidiary company, Joint Venture or corporation now existing or hereinafter constituted, created or acquired by any of the named insured(s) and in which they have a majority interest

And any of the Insured’s Employee Welfare or Pension Benefit Plans now existing or hereafter created or acquired which are required to be bonded under the Employee Retirement Income Security Act of 1974.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as stated herein.

/S/ PAUL MA

All other provisions remain unchanged.

Authorized Representative October 21, 2010

Date

Page 1 of 2 Rider No. 12

Effective date of this rider: 12:01 a.m. on October 1, 2010 To be attached to and form part of Bond Number: MLN747902/01/2010 Issued to: Financial Investors Trust, American Freedom US Government Market Fund, Class I and II,

Listed Private Equity Fund, Class A, I & R, Activa Value Fund, Classes A & I By: Axis Insurance Company

MANUSCRIPT RIDER

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

In consideration of the premium charged, it is agreed that:

1. GENERAL AGREEMENTS (D) REPRESENTATION OF INSURED, is deleted and amended to read in its entirety as follows:

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements on the attached bond other than as stated above.

All other provisions remain unchanged.

/S/ PAUL MA

Authorized Representative October 21, 2010

Date

Includes copyright material of The Surety Association of America Page 1 of 1

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. MLN747902/01/2010

in favor of Financial Investors Trust, American Freedom US Government Market Fund, Class I and II, Listed Private Equity Fund, Class A, I & R, Activa Value Fund, Classes A & I

It is agreed that:

1.

The attached bond shall not be canceled or modified except after written notice shall have been given by the acting party to the affected party, and by the Underwriter to all registered management investment companies named as Insureds and to the Securities and Exchange Commission, Washington, D.C., not less than sixty days prior to the effective date of such cancelation or modification.

2.

The Underwriter shall furnish each registered management investment company named as an Insured with (a) a copy of the bond and any amendment thereto, promptly after the execution thereof, (b) a copy of each formal filing of a claim under the bond by any other named Insured promptly after receipt thereof, and (c) notification of the terms of the settlement of each such claim prior to the execution of the settlement.

3.	This rider shall become effective as of 12:01 a.m. on October 1, 2010 standard time.

Accepted:

S.E.C.—JOINT INSURED CANCELATION CLAUSE RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14, “DISCOVERY” OR “LOSS SUSTAINED” FORM, WHEN ISSUED TO REGISTERED MANAGEMENT INVESTMENT COMPANIES COVERED AS JOINT INSUREDS, TO COMPLY WITH THE RULES OF THE SECURITIES AND EXCHANGE COMMISSION.

REVISED TO OCTOBER, 1987

SR 5971a Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

INCLUDE VOLUNTEER WORKERS AS EMPLOYEES

This Endorsement modifies Crime Protection Policy No. MLN747902/01/2010 .

1. Employee also includes any non-compensated natural person:

a.

Other than one who is a fund solicitor, while performing services for you that are usually the duties of an employee; or

b.

While acting as a fund solicitor during fund raising campaigns.

SE 00 15 03 00 Copyright, The Surety Association of America, 1999 Page 1 of 1

FINANCIAL INVESTORS TRUST

RESOLUTIONS

September 14, 2010

As approved by at least a majority of the non-interested Trustees of the Trust

RESOLVED, that the form and amount of the fidelity bond, as discussed at the Meeting, be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board of the Trust, including, but not limited to, the value of the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of the Trust’s assets, and the nature of the securities in the Trust’s Funds;

FURTHER RESOLVED, that the Secretary of the Trust be, and hereby is, designated as the officer responsible for making the necessary filings and giving the notices with respect to such fidelity bond required by paragraph (g) of Rule 17g-1 under the 1940 Act;

FURTHER RESOLVED, that the allocation of payment of premiums for the Trust’s fidelity bond among each Fund of the Trust on the basis of each such Fund’s relative net assets be, and it hereby is, approved; and

FURTHER RESOLVED, that the proper officers of the Trust be, and each of them hereby is, authorized to make any and all payments, and to do any and all other acts, in the name of the Trust and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolution.